June 7, 2007

VIA HAND DELIVERY AND EDGAR

Elaine Wolff
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Care Investment Trust Inc. Form S-11 Registration No. 333-141634

Dear Ms. Wolff:

On behalf of Care Investment Trust Inc. (the ‘‘Company’’), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the ‘‘Commission’’), Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-141634) (as amended, the ‘‘Registration Statement’’), initially filed with the Commission on March 29, 2007 and amended on the date hereof, relating to the initial public offering of shares of common stock, par value $0.001 per share, by the Company. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the ‘‘Staff’’) set forth in your letter dated May 31, 2007 (the ‘‘Comment Letter’’).

Each of the numbered comments below restates the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in the edgarized version of Amendment No. 2 to the Registration Statement, as filed with the Commission on the date hereof.

General Comments

1.	We note your response to comments 2 and 12. Please tell us why the initial assets are being issued through CIT Real Estate Holding Corporation instead of directly from your Manager to you. Also, please tell us the names of the officers and directors of CIT Real Estate Holding Corporation and note the dollar value of the assets CIT Real Estate Holding Corporation currently has under management before it receives the transfer of assets from your Manager.

In response to the Staff’s comment, the Company supplementally advises the Staff that CIT Group Inc. (‘‘CIT Group’’), through its subsidiaries, enters into commercial real estate financings and equity investment programs with borrowers and developers throughout the United States. CIT Real Estate Holding Corporation (‘‘CIT Holding’’) was formed in Delaware on March 9, 2007 for the purpose of consolidating CIT Group’s expanding commercial real estate investments into one legal entity. CIT Group’s intention, over the near term, is to also move significant equity positions in other non-healthcare-related commercial real estate properties under CIT Holding in order to enhance tracking of these investments for financial accounting purposes. By contributing the initial assets through CIT Holding rather than through CIT Healthcare LLC (the ‘‘Manager’’), CIT Holding will be the holder of the equity interest in the Company consistent with CIT Group’s goal to consolidate such equity ownership interests in that entity.

Elaine Wolff
Division of Corporate Finance
Securities and Exchange Commission

CIT Group is a ‘‘qualified institutional buyer,’’ as defined in Rule 144A(a)(1)(i)(H) under the Securities Act. As a wholly-owned subsidiary of CIT Group, CIT Holding also is a ‘‘qualified institutional buyer,’’ as defined in Rule 144A(a)(1)(v) under the Securities Act. The only activities of CIT Holding are acquiring, owning and managing equity and debt investments in commercial real estate assets within the United States. Prior to transferring the initial healthcare -related mortgage loan assets from the Manager into CIT Holding, the dollar value of assets of CIT Holding are nominal.

The sole director of CIT Holding is Anne Beroza, deputy general counsel of CIT Group. Ms. Beroza is also the president and treasurer of CIT Holding. The secretary of CIT Holding is Torey Riso, chief counsel, CIT corporate finance.

2.	In response to comment 5, you state that certain disclosures are based on your Manager’s experience in the industry. Please revise these disclosures to note that they are based on your Manager’s beliefs.

The disclosure throughout the Registration Statement, including on pages 2, 7, 50, 51, 61 and 63, has been revised in response to the Staff’s comment to note that the statements are based on the Manager’s beliefs.

Initial Asset Contribution, page 2

3.	We have read and considered your response to our prior comment 10. We are unclear how you determined that it would be appropriate to record the loans acquired from your manager at an amount that blends the loan’s fair value and cost basis. Tell us the literature you considered that supports this accounting.

In the response to the Commission’s prior comment 10, the Company originally determined that it would be appropriate to record the loans acquired from CIT Holding at an amount that blends the loans’ fair value and cost basis in proportion to the proceeds received in cash and stock. The Company based its initial assessment on the Interpretive Response within SEC Staff Accounting Bulletin Topic 5G., ‘‘Transfer of Nonmonetary Assets by Promoter or Shareholders,’’ as well as a citation from the same guidance that deviations from the policy have been rare.

The Company participated in conversations with Robert Telewicz of the Commission’s accounting staff on June 1 and June 4, 2007, and has revisited the facts and circumstances described in the Registration Statement. According to SEC Staff Accounting Bulletin Topic 5G, accounting for the contributed assets at fair value may be applied where the fair value of either the stock issued or assets acquired is objectively measurable and the transferor’s stock ownership following the transaction was not so significant that the transferor had retained a substantial indirect interest in the assets as a result of stock ownership in the Company.

The Company supplementally advises the Staff that the fair value of the stock to be issued and the assets of the portfolio to be contributed are objectively measurable. In addition, the Manager will retain a non-controlling minority interest in the Company (less than 20%), which will have a predominantly independent board of directors, consisting of five independent members and one member from the Manager. Accordingly, the transferor will not retain a substantial indirect interest in the contributed assets. Based on the above factors, the Company has now concluded that accounting for the contributed assets at fair value is appropriate, and has revised the Registration Statement disclosure accordingly.

Elaine Wolff
Division of Corporate Finance
Securities and Exchange Commission

4.	It appears that the contribution of the initial assets will have a material impact on your Company. Therefore, we continue to believe that pro-forma financial statements would provide meaning [sic] information to investors and should therefore be included in your document. Reference is made to Rule 11-01(a)(8) of Regulation S-X.

Based on a conversation with Robert Telewicz of the Commission’s accounting staff, on June 1, 2007, pro forma financial statements are not included in the Registration Statement.

Risk Factors, page 15

The contribution agreement for the initial assets was not negotiated on an arms-length basis... page 16

5.	In response to comment 13, you state that your Manager will determine the fair market value of the initial assets as of the time of closing. Please revise this risk factor to disclose this fact.

The risk factor on page 16 has been revised in response to the Staff’s comment to disclose that the Manager will determine the fair market value of the initial assets at the time of closing.

Manager Equity Plan, page 100

6.	In this section, you state that you may issue equity-based awards to your Manager under the Manager Equity Plan. You also note that your Manager may allocate those awards to its employees and employees of its affiliates. Please tell us whether your Manager will be considered an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, with respect to this distribution of the equity-based awards and, if it will be an underwriter, what exemption from registration it will rely on in making the allocation.

We advise the Staff that the Manager has no current plans to transfer the shares of common stock that it will receive in partial consideration for the initial assets and under the Manager Equity Plan upon consummation of the offering. The Manager currently plans to hold the shares for investment purposes and not with a view to distribution. The Manager has registration rights, pursuant to the Registration Rights Agreement described in the prospectus, with respect to these shares and may determine to sell some of these shares pursuant to an effective registration statement at some time in the future. The Manager may also determine to sell certain shares pursuant to a valid private placement at some time in the future under Section 4(2) of the Securities Act or to sell such shares in open market transactions pursuant to Rule 144 promulgated under the Securities Act. In the event that in the future the Manager determines to transfer any shares to employees of the Manager, pursuant to a separate incentive plan of the Manager or otherwise, the Manager would only do so pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act and should not be deemed an underwriter.

Exhibit 8.1 – Tax Opinion

7.	We note on page 2 of your tax opinion that the opinion is premised on certain statements and representations. Please revise the opinion to clarify that the statements and representation relate to factual matters.

In response to the Staff’s comment, the opinion has been revised to clarify that the statements and representations relate to factual matters. We are filing this revised opinion as Exhibit 8.1 to Amendment No. 2.

*    *    *    *

Elaine Wolff
Division of Corporate Finance
Securities and Exchange Commission

Any questions or comments relating to the foregoing or the enclosed materials should be directed to me at (212) 735-3868, David Goldschmidt at (212) 735-3574 or Debra Post at (212) 735-7803.

Very truly yours, /s/ Bethany Haynes

cc:	David Roberts, Esq., Division of Corporation Finance Securities and Exchange Commission

Robert Telewicz Accountant Securities and Exchange Commission

Kevin Woody Accounting Branch Chief Securities and Exchange Commission

Flint D. Besecker Director Care Investment Trust Inc.

F. Scott Kellman President Care Investment Trust Inc.

Larry P. Medvinsky Clifford Chance US LLP

David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP

Debra Post Skadden, Arps, Slate, Meagher & Flom LLP